File by Yamana Gold Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Meridian Gold Inc.

Commission File Number: 001-12003

Date: June 28, 2007

EVENT:	YAMANA ANNOUNCES AGREEMENT WITH NORTHERN ORION AND PROPOSAL TO MERIDIAN GOLD TO CREATE PRE-EMINENT MID-TIER GOLD PRODUCER

TIME:	11:00 AM ET

DATE:	JUNE 28, 2007

OPERATOR:  Good morning ladies and gentlemen and thank you for standing by.  Welcome to the Yamana Gold’s Conference Call Announcing Agreement with Northern Orion and Proposal to Meridian Gold to Create Pre-Eminent Mid-Tier Gold Producer.

At this time all participants are in a listen-only mode.  Following the presentation, we will conduct a question and answer session.  Instructions will be provided at that time.  If anyone has any difficulties hearing the conference, please press star zero for operator assistance at any time.  Conducting the conference today will be Peter Marrone, Chairman and CEO of Yamana Gold Inc. as well as David Cohen, President and CEO of Northern Orion Resources Inc.

During this conference call certain “forward-looking statements” will be made and forward-looking information disclosed concerning the proposed transaction and the business operations and financial performance and conditions of the combined company, Yamana, Northern Orion, and Meridian.  Forward-looking statements and forward-looking information include without limitation, statements with respect to estimated mineral reserve and resources, production of mine life of the various mineral projects of Yamana, Northern Orion, and Meridian; synergies and financial impact of the completion of the proposed acquisitions; the benefits of the acquisitions and the development potential of the properties of Yamana,

Northern Orion, and Meridian and future metal or ore prices and capital expenditure.

Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of managements at the date the statements are made and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Assumption upon which such forward-looking statements are based include that Yamana will be successful in acquiring 100% of the issued and outstanding Meridian shares that the shareholders of Northern Orion will approve the transaction, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transactions will be satisfied or waived.  Many of these assumptions are based on factors and events that are not within the control of Yamana or Northern Orion and there is no that assurance will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include, without limitation to risk factors discussed or referred to in the annual

Management’s Discussion and Analysis and Annual Information Form for each of Yamana and Northern Orion filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Annual Report on Form 40-F each Yamana and Northern Orion filed with the United States Securities or Exchange Commission.

Although Yamana and Northern Orion are attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended and there can be no assurance that such forward-looking statements will prove to be accurate.  Yamana and Northern Orion undertake no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.

You are cautioned not to place undue reliance on forward-looking statements.  Any forward-looking statements or facts related to Meridian are derived from Meridian’s publicly filed reports.  Comparative markets, information is as of date prior to this conference call.  I would also like to remind everyone that this conference call is being recorded and will be available for replay from today at 1:20 p.m. Eastern Time until Friday, July 6 at 11:59 p.m. Eastern Time.  The replay number is 416-640-1917 or toll free 877-289-8525 with the pass code of 21238484 followed by the pound key.  I will now turn the conference over to Mr. Peter Marrone Chairman and CEO.  Please go ahead sir.

PETER MARRONE (PRESIDENT AND CHIEF EXECUTIVE OFFICER OF YAMANA):  Gentleman and ladies, thank you for making the time available this morning as the announcer mentioned with us this morning is David Cohen who is President and CEO of Northern Orion and Greg McKnight who is our Vice President Business Development.  We have set a numerous occasions that one of our corporate objectives was to achieve a sustainable level of production of over 1 million ounces of gold per year from the end of 2008-2009 and we have indicated that our plan was to achieve that objective by organic internal growth and through acquisitions.

We happy to be able to say today that we have entered into an agreement with Northern Orion and made a proposal to Meridian Gold that would walk us well through that 1 million ounce per year production target within the timeframe that I have just described.  This three way combination that has been proposed is what we hope you will agree with us is a creative way to unlock value for all shareholders that are involved.  It is accretive to Yamana’s net asset value and long-term earnings and cash flow while delivering a meaningful premium to both Meridian and Northern Orion shareholders.  This transaction will result in a $9 billion company with a pre-eminent intermediate profile that includes the following; gold production that increases from roughly 950,000 ounces this year to 1.4 million ounces per year by 2009 and then sustainably after that.

A resource base of just under 28 million ounces of gold not including additional inferred resources of 13 million ounces and not including any resources or reserves from copper.  Cash costs net of copper by-product credits that are sustainably below zero and that the next few years will average at less than negative $100 per ounce.  Add to this, an initial cash balance on a fully diluted basis of approximately $575 million United States Dollars growing to almost 1.4 billion (Ph) by the end of 2000 -  2.4 billion by the end of 2010.

Clearly the new Yamana will be very well positioned in the market to take advantage of other development and growth opportunities.  This transaction offers Meridian and Northern Orion shareholders a premium respectively of 23% and just a little over 21% as well as the opportunity to participate in the combined company with a robust production platform with what I would consider to have an excellent opportunity for a market re-rating and for an increase in stock price that would be immediate based on the multiples the cash flow earnings and net asset value that one sees at the top of the peers for comparable companies.  With that I am going to turn it for a moment to David Cohen for his thoughts.

DAVID COHEN, (PRESIDENT AND CHIEF EXECUTIVE OFFICER OF NORTHERN ORION):  Thank you very much Peter.  Good morning to everybody.  From my prospective, this is an excellent combination and an opportunity for not only the Northern Orion shareholders but also for the Meridian and the Yamana shareholders in a company that is substantially stronger going forward.  The Northern Orion shareholders specifically are receiving the initial premium of just over 21% on the spot market basis yesterday or if you look at it on the 20 day average closing spot basis is just over 28%.  While we share in the benefits going forward in the combined company and the growth profile which we believe will deliver subsequent value bundle (Ph) and substantial value bundle (Ph) with that.  Adding to what Peter has already said, this combination is going to be creating a company in Latin America that has unparalleled operating base and the growth profile going forward that is substantial under any circumstances.

If you look at the operating assets in the company, about 73% of the pro forma net asset value of the new Yamana will be accounted for about six core projects and I should add to that they are all ultra-low cost producers which have a very good commercial basis to them.  With Yamana’s flagship Chapada project now coming into production and quickly ramping as everybody would have assumed the capacity level, there’s significant cash flow being generated and earnings being generated in Yamana as a result of that.  You add to that, the cash flow and earnings that Meridian add through itself in El Penon mine and Northern Orion through Alumbrera assets today generates and you have incredibly powerful cash flow generating machine that’s perfectly poised to future growth and to take opportunities in the area.

Northern Orion has come to the conclusion that there is a significant value proposition in the Yamana’s stock and we should see further increases in the stock value as a result of that combination.  Our Board of Directors has unanimously approved this transaction and together with our advisors concluded that Yamana will provide maximum value for our shareholders as we go forward.  We strongly support this deal and recommend it to all of our shareholders.

PETER MARRONE (PRESIDENT AND CHIEF EXECUTIVE OFFICER OF YAMANA):  And David Thanks very much for that.  And also as I mentioned before, with us today is Greg McKnight and I am going to turn it Greg for a moment to provide the deal terms and the process as we go forward.

GREG MCKNIGHT, (VICE PRESIDENT, BUSINESS DEVELOPMENT):  Thanks Peter.  And good morning to everyone on the call.  As indicated in the press release, proposal were made, contemplates a friendly business combination between the three companies.  Yamana and Northern Orion have entered into an agreement and pursuant to which Yamana will acquire all of the issued and outstanding shares of Northern Orion subject to acquiring at least 66 2/3% of the Meridian shares.

And in the event that a consensual transaction which cannot be reached with Meridian, which is clearly our desire in this case, Yamana is obligated to commence an offer to acquire 100% of the issued and outstanding shares of Meridian.  Under the terms of the proposed transaction as outlined in the press release, Meridian shareholders would receive 2.235 Yamana shares plus C$3.15 per share.  Based on closing prices last night, this represents a price of C$32.25 and a spot premium of 23%.

Northern Orion shareholders would receive 0.543 of the Yamana share representing a price of C$7.07, this represents as David mentioned, a premium of just over 21%.  Based on 20-day weighted average share prices of premiums to Meridian, the premium to Meridian increases to 24.4% and the premiums to Northern Orion increases to 28.3%.  As part of the transaction, Northern Orion is committed to fund 200 million of the cash component of the Meridian offer.  The cash component is a total of US$300 million, 200 million of that will come from Northern Orion.

The loans in Yamana is not conditional on the completion of the transaction with Northern Orion, but drawdown of the loan is conditional on the Yamana acquiring at least 66 2/3% of Meridian issued and outstanding common shares.  Break fee of 35 million is payable by Northern Orion to Yamana under certain circumstances and in select other circumstances an additional fee of $15 million with the account payable.  The Board of Director of Northern Orion unanimously support the transaction and will be recommending that the shareholders will vote in favor of the transaction.  Our goal will be to position this, so that we can formally approve and close the contemplated transaction by mid-to-late September 2007.

PETER MARRONE (PRESIDENT AND CHIEF EXECUTIVE OFFICER OF YAMANA):  Greg, thanks very much for that and before – I should have mentioned at the beginning of this that this would be a brief presentation and I will open the floor to questions and before doing that I would like to make a few additional comments.  First, we clearly would like to complete this transaction on a consensual basis with Meridian.  We have said that in the press release and we have said that in overtures and discussions with Meridian.  The strong merit of the transaction compelled us to agree to terms with Northern Orion and approach Meridian and we strongly feel that the Meridian shareholders should have the opportunity to review and consider this proposal.  So we would encourage constructive discussions in that regard.

Secondly, in our discussions with Meridian management we have suggested that the involvement of senior management of Meridian in representation of the Meridian Board to the combined board would be seriously contemplated and again we said that in our press disclosure last night.  In the context of friendly discussions, we continue to have that view.  And finally, we believe that the strength of the combined companies will create the gold-to-gold producer that anyone wanting exposure to the gold sector should and will want to own as a part of their investment portfolio.

Our production profile that takes us to almost 1 million ounces this year with a stated target of getting to 1 million ounces by the end of 2008–2009, so again ahead of schedule in that regard.  Our production profile that takes us to 1.4 million ounces and then sustainably at that level with the opportunity to increase from there from 2009 and beyond.  One of the lowest cost producers, if not the lowest cost producer in the marketplace after by-product credits, a robust cash flow that would generate operating cash flow of more than $600 million per year and an aggregate cash balance after the payment of capital costs by 2010 of more than 2.4 billion in the treasury of this company.  This would be a company that would be one of the largest if not the largest intermediate company and just below the senior companies.

We are uniquely positioned in terms of growth, in production, in terms of growth in cash flow and earnings, uniquely positioned in terms of its robust cash flow and earnings, and uniquely positioned in terms of its status as a very dominant mid tier producer with a characteristics that I have described in jurisdictions that are friendly to mining and places geographically while they are diverse, they are part of the world that we understand and we know; Latin and South America.  This is a unique opportunity for all three companies and one that needs to be pursued vigorously and with that if there are any questions or comments we are more than happy to entertain them.

QUESTION AND ANSWER SESSION:

OPERATOR:  Ladies and gentlemen, we will now conduct the question and answer session.  If you have a question, please press the star key followed by the one on your touchtone phone.  You will hear a tone acknowledging your request.  Your questions will be polled in the order they are received.  Please ensure you lift the handset if you’re using a speakerphone before pressing any keys.  One moment please for the first question.

Your first question comes from John Bridges of JP Morgan.  Please go ahead.

JOHN BRIDGES:  Good morning everybody.  Just wanted, could you say something about the synergies this deal is going to create?

PETER MARRONE:  Frankly, it’s relatively small.  We are – gold mining transactions normally don’t generate significant synergies, that’s not the reason for pursuing this type of transaction.  I would say it’s is a relatively small amount that largely is based upon the closure of head office costs and the like.  So I wouldn’t anticipate that it would be a very meaningful synergies number.

JOHN BRIDGES:  Okay.  Following on from that, the Northern Orion Agua Rica properties quite close to the Alumbrera one and I was thinking that there is going to be some significant synergies there.

PETER MARRONE:  Let me clarify the answer.  Our expectation and of course this is part of the due diligence that comes from a review of Northern Orion and I will turn it to David for a more in-depth point, but our expectation is that there is significant advantage to taking Agua Rica and integrating that into Alumbrera and that would create huge value for, we believe, for the partners in Alumbrera and also of course for Northern Orion or the new Yamana on the completion of this transaction.  It would reduce capital costs and would provide significant synergies from that prospective and also increase the mine life of the integrated project from that point forward.  And perhaps if I may, John, and I’ll turn it to David to go to a bit more of a discussion on that point.

DAVID COHEN:  Sure.  Thanks Peter.  John, just in more detail on the integration of Agua Rica and Alumbrera, we have been reviewing this and looking at and doing studies on this for some time as everybody is aware.  Agua Rica is in the very unique position of being 35 kilometers away from the existing operating Copper/Gold/Moly mine and when you look at the infrastructure, the services, the community support this available in the area, it has a huge impact on the capital costs that may be required to the develop at Agua Rica if were to interact with Alumbrera.

Tie that into the fact that Alumbrera grades are constant over the next three years and stop dropping towards the end of 2010 down to a low level, the integration of Agua Rica and Alumbrera makes an incredible amounts of changes from a metal production point of view if we were to move forward and to come to agreement with the partners of Alumbrera.  On a capital basis, we save 30 odd percent of the capital, putting it together, we have a built-in operating team, the infrastructures in place, social and environmental community to really in place and operating and it is really an extension to an existing mine, it’s not the construction of a new mine for just over $2 billion.

With the gold production, copper production, and the moly production, that’s going to result from Agua Rica going forward, the by-product credits that would come into the production profile are absolutely huge and Alumbrera and Agua Rica combination at that point would be the lowest cost, if not the lowest certainly one of the two or three lowest cost producers in operation.  Peter eluded earlier to the extension of life and it really moves Alumbrera, if you look at Alumbrera’s trend line from 2016 to well past 2030 with huge amounts of cash flow coming most of the operation at that point.

So there are big synergies there, we are in discussions to quantify those and to come to agreement.  And I think the one thing from Northern Orion’s prospective, if a deal is struck that is good for Northern Orion it will certainly be good for the New Yamana going forward.

JOHN BRIDGES:  Yeah, this may be a silly question, but wouldn’t Northern Orion be worth more to Xstrata and Goldcorp then to Yamana?

DAVID COHEN:  You can go to ask Xstrata and Goldcorp that question but, but I think from the prospective the new Yamana going forward, this is another leg to the stool and it’s a foundation piece that create great cash flow opportunities going forward.

JOHN BRIDGES:  There is no JV agreements between yourselves and Xstrata and Goldcorp that would complicate this proposed transaction?

DAVID COHEN:  No, there are no agreements in place that the Alumbrera level that would impact in this transaction at all.

PETER MARRONE:  And we believe, John, that we are offering a fair price for Northern Orion taking into account these factors that we are referring to and these opportunities and on that basis we think that we are paying a fair price to the Northern Orion shareholders and this would be the value of the loan we describe (Ph) to this company.  Add to that that Xstrata in the discussions, our due diligence certainly suggests that Northern Orion is doing a formidable job.  But frankly, my view is that only improves with a more robust company that would be the other partner involved in this integration.

JOHN BRIDGES:  Okay.  Thanks a lot.  Good luck guys.

PETER MARRONE:  Thank you.

DAVID COHEN:  Thanks John.

OPERATOR:  Your next question from Ben Cubitt of M-CAP.  Please go ahead with your question.

BEN CUBITT:  Yeah, hi there.  I was just looking at your press release and there is a sentence where it says Northern Orion agreed to carry on business in a usual course and not enter into any agreement outside of the ordinary course.  Just wondering if that precludes you in anyway from entertaining superior proposals?

PETER MARRONE:  The deal terms are consistent with similar types of business combinations.  You are aware, Ben, that there are fiduciary duties that all Board of Directors have today and we are in an environment where boards must respect fiduciary duties to their shareholders.  And normally when one engages in these types of transactions, one tries to limit the exposure to both companies.  So, from that prospective the agreement that we have with Northern Orion is very conventional and that – if there is a superior proposal, then it defines what that superior proposal is then they have the obligation to consider but we have certain rights as well and those rights include the right to match, those rights include the right to be data break fee and the like.

I also want to emphasize that if that should occur and we don’t envisage it frankly because we think this is the best deal for the Northern Orion shareholders, I need to emphasize that and perhaps David can speak to that as well or speak to it further.  But if that should happen I also want to emphasize that we have an arrangement in place with Northern Orion that entitles us or requires us to put a proposal to Meridian which we have done and then an offer to Meridian within 30 days and that offer is cash and stock and this cash component is $300 million.  We are providing 100 million of that 300 million, the remaining 200 million is coming from Northern Orion, and it’s in those very extraordinary circumstances that frankly I cannot envisage where the business combination between Northern Orion and Yamana should terminate, that loan survives.

BEN CUBITT:  So, if suppose – I mean, any event that a superior proposal arrived, you still need to loan the 200 million for the bid?

PETER MARRONE:  Northern Orion would still have to keep that facility open, yes.

BEN CUBITT:  Okay.  And so there’s no out clause.

PETER MARRONE:  No, and the terms of the loan would not change, it’s the same as what we currently have.

BEN CUBITT:  Okay.  Thank you.

PETER MARRONE:  Thank you.

OPERATOR:  Your next question comes from Brian Christie of National Bank Financial.  Please go ahead with your question.

BRIAN CHRISTIE:  Yeah, good morning guys, just two quick ones.  One, I am just wondering you can give us a little more details on the conditions that impact the break fee?  And then just wondering here if Northern Orion is really a compelling transaction – then why is the acquisition contingent upon success on the Meridian front?

PETER MARRONE:  I am going to address the contingency issue as a starting point Brian.  We looked at an opportunity to look at something that creates what I described as unique, unparalleled and go to and while I think it would be fair to say that the combination between Northern Orion and Yamana create something that that is itself distinguished, it also increases the copper component of the company some more.  So from that prospective, it is something that we wouldn’t immediately gravitate to as a standalone transaction, while the Meridian transaction in and of itself is itself distinct given we will create a company that is distinctive, we believe that it would be difficult to pay the premium that we are paying without the overall combination.

And so from that prospective the way that I would describe it is the contingency is important for the benefit of the shareholders in Northern Orion to get the premium, it’s important for the benefit of Meridian shareholders to get the premium, and it’s important for the benefit of the shareholders of Yamana to be able to still distinguish itself as saying that this is accretive to our net asset value and it is accretive to our longer-term cash flow and earnings.  So from that perspective, the combination of the three companies clearly distinguishes itself and needs to be looked from that prospective.  So, I appreciate your comment that there is  a contingency to it, but the way that we are looking at it is this combination of the three companies create something that is more distinguished than the combination of each of the other companies and that’s why it’s designed the way that is.

BRIAN CHRISTIE:  Ok, thanks.  And then conditions on the break fee?

PETER MARRONE:  Brian, I will run through the condition on the break fee with you, the break fee is $35 million and that’s the standard break fee for any typical condition that’s – that would be that causes the break, but one difference to that and there’s comments on the difference in the press release is that as Northern Orion is currently in discussions with as to how it puts Agua Rica into production and how it does that with the Alumbrera’s syndicate.  We are not complete in those discussions, we do not know where those value propositions will end up, we have a good idea but we are not at that point and board of any prudent board has said that if those – if the value that is attributable is significantly above the range that we have anticipated, they would like the opportunity to be able to withdraw from the deal if the fairness opinion comes back later then the shareholders vote against it at that point and in that case there is an additional small fee of $15 million that’s paid to Yamana for that specific case – I mean that case.

And so in that extraordinary case, Brian, where there is something superlative that happens and clearly indicates that the transaction may not be perceived to be fair from the Northern Orion perspective.  The following would occur; one is the fairness opinion of the advisors to Northern Orion has to come back negative.  Secondly, boards still has to send in more of the shareholders.  And thirdly, we are paid an additional break fee that takes it to a total of $50 million.  So you can appreciate that those circles are relatively severe.

BRIAN CHRISTIE:  Okay, that’s great, thanks guys.

PETER MARRONE:  Thanks Brian.

OPERATOR:  Your next question comes from Rodney Stevens of Solomon Partners.  Please go ahead.

RODNEY STEVENS:  Hello gentlemen.  Peter, just a question, just to be clear, is it your intention to go ahead with the development of Agua Rica whether or not it could be integrated with Alumbrera?

PETER MARRONE:  Rodney, I am very confident and I think you can appreciate that these are discussions that are real time.  I am very confident that Northern Orion independently and Northern Orion as part of Yamana will negotiate terms that involve the integration of Agua Rica and Alumbrera.  It is very compelling, it’s compelling not only from Northern Orion’s perspective that’s clear, but it’s equally compelling from Xstrata’s perspective and it’s compelling from the stakeholders in Alumbrera.  So I can’t envisage – being able to answer your question would suggest that I am unable to envisage a transaction that clearly makes a lot of sense for the parties not occurring.  The answer to your specific question is clearly we have to consider it, because it is a very robust project but it’s not something we think is foreseeable.

RODNEY STEVENS:  Okay, and then just secondly, can you just comment on the permanent processes going at Gualcamayo and, you know, whether or not the events in Mendoza as it would cause you to keep a low profile on the permitting end?

PETER MARRONE:  Well, Rodney, Argentina is a country that has a lot of – for the benefit of those who are not familiar with Canada on this call, it has a lot of similarities to Canada with a federal system but equally very strong provinces.  And mining is administered both at a federal level and at a provincial level and one has to look at various provinces to determine the strengths and weaknesses of the permitting process.  We have a very good relationship with local communities, a very good relationship with the provincial government; we have negotiated in several terms of reference.

This is not the province of Mendoza (Ph) and so we don’t have the concerns existing in the province of Mendoza and frankly even there my impression – and this is an outsider’s impression, my impression is that there’s a number of politics taking place as it – the province enters into an election period, but we are not seeing any of that where we are and we have agreed the terms of reference and we are waiting for the formalities of the permit to be issued.

RODNEY STEVENS:  And can you just remind me when you expect to receive permitting?

PETER MARRONE:  Argentina is in a period now where it is – it’s a holiday period for this – for the period that we are in.  We have settled the terms and it’s going through that formal process.  I would anticipate that it would be in the course of the next couple of weeks at the latest.  Rodney, the other point that I wanted to raise that I didn’t pick up on and perhaps I should have for your benefit is that the other thing to bear in mind is that we always have the opportunity if I am wrong about Agua Rica – and it’s in Agua Rica and its integration into Alumbrera.  Remember we always have the opportunity to sell it and I think we would recognize at least the value that we are striving to it and looking at the Northern Orion if we were to sell it.

RODNEY STEVENS:  Great.  Thank you very much.

PETER MARRONE:  Thank you.

OPERATOR:  Your next question comes from Timothy Dossman, a Private Investor.  Please go ahead.

TIMOTHY DOSSMAN:  Good morning.  David, what is your new role going to be?

DAVID COHEN:  At this point I do not have a role in the company going forward, our senior staff as well as our entire team done in Argentina will be accommodated as part of the new company going forward, but obviously one person can run the company and that’s Peter.

TIMOTHY DOSSMAN:  Okay.  And given the cash hord and the future hord this is a question I have asked David many times, Peter, any intent on holding some of that in actual physical gold?

PETER MARRONE:  You know – sorry is it Tim or Timothy?

TIMOTHY DOSSMAN:  Yeah, Tim’s fine.

PETER MARRONE:  Yeah, Tim, you know, it’s a good question.  I am a believer in this perfect storm as people have heard me say before of sustainably strong and then continuing to strengthen gold prices.  So from that perspective clearly it makes sense but on the other hand we have – up until now at least we have had we started to generate significant cash flow in the company but equally we have also been building out other development stage projects that takes us to that million ounces.  So we haven’t really had to consider that, it’s something that I think we need to create (Ph) a agenda now as a possible consideration.

TIMOTHY DOSSMAN:  Yeah, another thing you might want to take a look at and I have beaten David up about this numerous times with – also there is a lot of speculation that the looney would be par with the US dollar and is getting closer and closer as we speak, I think about 94 or 95 right now.  So is the intent to hold nothing but US dollars or half and half, 40-40, $20 billion or?

PETER MARRONE:  We hold very few US dollars, most of our currency is held either in Canadian dollars or in Real since we are spending most of our money in Reals and we are – in terms of the capital programs in Brazil, we hold a significant portion of our cash balances in Real.  I share your concerns about the US dollar and that’s why in my view is that we would not hold much in US dollars.  The portion that we spend in Argentina, we do hold in US dollars largely because the Argentine currency trades consistent with the dollar, but we monitor that on a regular basis.

TIMOTHY DOSSMAN:  If you also – if you’ve got any initial feedback from the Meridian Board about the proposal or?

PETER MARRONE:  We understand that Meridian put out a press release this morning that indicates that they are not providing any further response other than they will consider it, once the formal offer is made.

TIMOTHY DOSSMAN:  Okay.  Well, I have congratulations to you all and David good luck.  Hopefully I will be hearing you on another future conference calls.

DAVID COHEN:  Thanks Tim, we will be happy to have you as a shareholder as well, Tim.

TIMOTHY DOSSMAN:  Thank you.

OPERATOR:  Your next question comes from Haytham Hodaly of Solomon Partners.  Please go ahead.

HAYTHAM HODALY:  Thank you.  I have couple of questions actually it’s the follow-up on some of the comments that you have made gentlemen.  The first, I guess with regards to a comment that Peter just made.  Peter, you said you – I guess with regards to Agua Rica you said you would look at, I guess the value that you described to Agua Rica project what value is that that you described within the bid price that they agreed to the Agua Rica project.

PETER MARRONE:  It would be sort of the equivalent of saying here is a way to give the tactical advantage to the counter party, in the negotiations to how much we are evaluating the asset.  It would be difficult for me to answer that question as I think you can appreciate.  We have done an internal analysis where we think it’s worth to come to a conclusion on fairness and a conclusion on accretion.  But it would be difficult for me to say here is what we would put as a value on it and frankly we have put a range of values on it depending on where we see the outcome, where we see David’s outcome on the negotiations relating to that integration.  But it would be very difficult for me to say this is what the value that we would ascribe for us because you could reverse engineer and then come to the conclusion as to why we would expect that out of the deal.

HAYTHAM HODALY:  Sure.  No, okay, that’s fair.  May be I’ll ask another question which you probably want to answer.  What assumptions do you use in arriving at your offering ratios in terms of commodities?  Is that a tough one to answer as well?

DAVID COHEN:  The big key, it’s a long term copper prices, the thing that’s a real wild card here we tend to use the $1.50 for a long term copper price.

HAYTHAM HODALY:  Okay.  That’s – I figure out, so that’s basically the – I believe what the lower case value for Agua Rica was?

DAVID COHEN:  Yeah, in the shorter term we use as well higher prices.

HAYTHAM HODALY:  Okay, fair enough.  And maybe we have like say to you just with regards to comments that both Peter and yourself have made in regards to Alumbrera and the strong synergies that Agua Rica and Alumbrera have, just to play devils advocate, if there’s such strong synergies between Alumbrera and Agua Rica which we know there are, why do you need David, Yamana?

DAVID COHEN:  Haytham, I don’t think that the Northern Orion issue is why do we need Yamana.  We see the deal as it has been put together as a three-way deal as a very strong path and a very strong foundation to move forward and it gives us – our shareholders the ability to participate in gold outside of Argentina.  It gives our shareholders the ability to participate in gold outside of the copper/gold/moly potteries that we have and allows them to flip over in to tax free and a tax efficient manner.  So it really gives the opportunities and the flexibility to our shareholders to go in to much larger company and doesn’t reflect at all on the development opportunities for Agua Rica as we see them going forward.

PETER MARRONE:  I am assuming Haytham from that as a shareholder of the Northern Orion if you’ve received the premium and we also had an opportunity for your stock price at a premium because an increases as a result of re-rating of the stock.  I am assuming that you would consider that to be a good deal and presumably from David’s perspective he saw that there was a value upside, a value proposition here and that he felt compelled to take that to his shareholders.

HAYTHAM HODALY:  No, I appreciate that, great answers guys.  Thank you.

DAVID COHEN:  Thank you.

OPERATOR:  Your next question comes from Catherine Gignac of Wellington West.  Please go ahead with your question.

PETER MARRONE:  Hello, Catherine.

OPERATOR:  I apologize, I believe her line was on hold.  Your next question comes from David Taylor of Goodman & Company.  Please go ahead.

DAVID TAYLOR:  Yeah.  Peter, if you can talk a little bit about your assumptions for your net asset value versus Meridian’s net asset value and then also talk about, I mean if there is no synergies in the deal, you clearly are doing the deal to grow and making assumption that the larger the company the higher the price in net asset value the market will attribute to you.  And may be you can talk about Goldcorp and Glamis and their market – their price in net asset value which I don’t believe got an increase in multiple, I mean, I look at a report and I see a managed trading of 1.3 times the net asset value.  It came immediate at 1.7 and I see a company five times your size trading of 1.3 as well.  Can you comment on that?  And then, the other comment, in your last call you talked about, you know, why Northern Orion would do the deal, you know, if there is somebody is willing to pay them a premium and the net asset value can go up and it makes sense to do the deal, – but I guess if you want to turn it around, I guess why would Yamana do the deal given the fact that the market clearly doesn’t like it and it’s – it may be – it’s detrimental to net asset value.

PETER MARRONE:  Well, David, let me start with the comment if the market doesn’t like it.  I mean, we are half a day into this transaction and I am not sure that it’s ever a prudent thing to say that the market doesn’t like it half the day into the transaction and well I appreciate that I am not looking at stock prices today at this juncture.  What I noticed earlier today is that the stock – our stock price was up but it wouldn’t have been any meaningfully off more than what one would expect at this point.  It’s consistent with the prior transactions that we have done.  I think it’s within our obligations to go out there and explain to people why this is accretive and whey this creates a value proposition and I think we need to look at it from the point of view of what happens over the course of the next few days, then the next few weeks and then ultimately the next month and few months to be able to determine whether or not the market likes it.  I – the feedback that we’ve will be getting from our shareholders and you asked a good question which is perhaps look at it from Yamana’s point of view, does this makes sense from Yamana’s point of view.  And the answer that I can give as a shareholder in Yamana is yes.  I am confident doing this deal because I am not looking at not only from the perspective of an Executive Officer of this company but also from a shareholder and where I think the stock price will go.  And so I think longer term and by longer term it could be within the course of the next day, within the course of the next few weeks, if it’s consistent with our prior transactions, I think that the market will indicate that this is a good deal.

DAVID TAYLOR:  Why do have – what assumption are you making there, because you are larger that you will get a larger premium?

PETER MARRONE:  Well, let’s talk about that.  You talk about growth in multiple in Goldcorp. and it’s difficult for me to address the last of the three because it’s hard for me to talk about other companies and the deals that other companies have done.  But we wouldn’t grow strictly for the sake of growth and we are not doing this strictly for the sake of growth.  And we are not doing it strictly for the sake of growth of in terms of production or growth of in the ground resources.  We are looking at it from the perspective – of growth in resources, growth in production, growth in cash flow, growth in earnings, sustainability, longevity and making sure that we protected ourselves on the down side as well.

DAVID TAYLOR:  I mean you got to look at growth per share, not growth for the sake of growth.

PETER MARRONE:  Fair enough.  We are not looking at it from the sake of growth for the sake of growth, we are looking at it from the prospective of growth for the sake of growth per share.  And if you look at the accretion analysis on a cash flow basis longer term, it is accretive to cash flow, it is accretive to earnings.  If you look at the multiple that you are referring to and I think you are referring to multiples to net asset value.  As a multiple to net asset value, I think you said that Meridian is trading at 1.7 times and we’re at 1.3 times.  The difficulty with net asset value is it’s a function of what you assume as your – is your assumption is longer term, what’s your copper prices assumption, what’s your gold price assumption and that’s a bit of a mugg’s game because it’s very difficult to predict long-term if you have a 19-year mine life it’s very difficult to predict long-term.

DAVID TAYLOR:  Fair assumption when you assume that would be accretive to net asset value?

PETER MARRONE:  We assume that if you look at the presentation that you have – that is on our website this is the presentation that we are using for this deal.  Those are the assumptions that we use in terms of our commodity prices short-term or long-term, and long-term copper price we assumed, I think we said a $1.40 previously, we assumed a $1.50 long-term.

We assumed $3.25 in 2007, $3 in 2008 and $2.50 in 2009.  And so to round out the point David, I think that again I can’t compare back to why Goldcorp did what it did and what the impact of it was, but I think that this as an entirely different transaction, when you look at it from that point of view then we should be getting a value bump with a multiple going from 1.3 times to 1.7 times.  I can’t see a compelling reason why Meridian would be trading at a multiple of 1.7 times and we would stay on a combined basis of 1.3 times, it creates a stronger company.

DAVID TAYLOR:  Okay.  Alright well, I guess, we will talk later.  Thanks Peter.

PETER MARRONE:  Thanks David.

OPERATOR:  Your next question comes from Douglas Osmond of Craton Capital.  Please go ahead with your question.

BRENTON SAUNDERS:  Hi, Peter, it’s Brenton Saunders here actually from Craton.  I think, I think part of my question has just been answered by the previous caller, but I have to share with him my concerns about your ability to have this accretive at NAV value for just use his numbers as an example.  I have a problem with the notion of bidding bigger to trade the right thing and I share his view with a lack of asymmetry between intermediate and large cap ratings.  I really think that this does look like growth for growth sake and it’s not compelling that it going to be accretive on an NAV basis per share.

PETER MARRONE:  Well, Brenton, I apologize they got your name wrong.  But Brenton, the reality is that to chase to get bigger to chase a rating is – I agree with you, we are doing it exclusively for that reason and I think it would be a mistake.  It’s something that needs to be looked up but it can’t be exclusive, but I don’t think that this is a case of bigger to chase a rating because Meridian is trading according to David and I think that this just concerns us.  Meridian is trading at 1.7 times net asset value and that’s not bigger and we are a company that is of a certain size and we are trading at one point bigger than Meridian we are trading at 1.3 times net asset value.  So someone has to make a – give me a correct explanation as to why a stronger company that includes all of those assets that includes the strong Yamana assets that includes the strong Meridian assets – asset and that includes the combination with Northern Orion that actually allows us to generate even better cash flow.  Someone has to explain to me why we wouldn’t be trading at that 1.7 time multiple.  So it’s not bigger as better chasing a rating but I think the proof is in the pudding.  A company that is getting a 1.7 time multiple according to what I just heard is smaller company and this company would include those assets.  This company would be a stronger company across the board and would have premier assets.  And the other thing that I think is important is in my experience companies chase that proverbial company making asset.  And if you look at this company we have Chapada which is a company making asset.  Gualcamayo will be once it’s in production a company making asset.  I believe that Northern Orion has Agua Rica and its interest in Alumbrera which is company making.  And to be fair to Meridian, El Penon is a very high quality asset and we would be a company that would have five high quality company making assets in one company and so someone has to explain to me why it is that that company wouldn’t be the go to company and deserve that higher multiple.

BRENTON SAUNDERS:  I don’t know the answer to that but perhaps part of it has to do with the fact that there is significant amount of exposure which just did get to different rating we see it things like Newcrest as well.

PETER MARRONE:  Well, on the other hand there are many companies in the marketplace that have significant base metal exposure that actually trade with those higher multiples.  And interestingly this transaction does not increase our base metal exposure it actually leaves its static ground, in longer term it actually reduces our exposure to copper.

BRENTON SAUNDERS:  Thanks Peter.

OPERATOR:  Your next question comes from Brad Rosenberg of OSS Capital.  Please go ahead with your question.

BRAD ROSENBERG:  Hi, guys.  My question has already been answered.  Thank you.

PETER MARRONE:  Thanks Brad.

OPERATOR:  Your next question comes from Scott Mittelman of Jefferies Asset Management.  Please go ahead with your question.

SCOTT MITTELMAN:  Hi, good morning.  If I – first tell me if I have got this right, The Northern deals contingent on the Meridian deal but Northern has to lend the $200 million even if it had a bid from another company?

PETER MARRONE:  That’s correct.

SCOTT MITTELMAN:  So you said before that for Northern to get the value unlock they would need to be the three-way deal but it sounds to me like you don’t want to pursue a deal with Meridian even if Northern was taken out of this process, is that true?

PETER MARRONE:  That – first part is true; the second part is not true.  We think that this is a compelling transaction with the three companies together.  We are not looking at a two-way transaction that would involve only us and Meridian.

SCOTT MITTELMAN:  So you wouldn’t have any other plans but that loan accept in pursuit of this acquisition?

PETER MARRONE:  Yes, as Greg mentioned Scott, we’re entitled to take that money only in a circumstance where 66 and two-thirds percent of the shares of Meridian have been tendered to the bid.

SCOTT MITTELMAN:  Okay.  Thank you very much for clarifying.

PETER MARRONE:  Thanks Scott.

OPERATOR:  Your next question comes from Don MacLean of Paradigm Capital.  Please go ahead with your question.

DON MACLEAN:  Good morning guys.  I just was hoping Greg or Peter would be able to give us a bit better sense.  If you look at the combined company going forward, say to your 2009 or 2010, let’s say 2010, Greg, I think you’ve said you are using a $1.50 for your copper as a longer term.  What percentage of the revenue or cash flow or both would be copper, you know, what percentage would be silver and what percentage would gold roughly?

GREG MCKNIGHT:  Looking to see if I have specific numbers in front of me.

DON MACLEAN:  Okay, may be I will ask second question while I give you a chance there, Greg.  The other question, Peter, Esquel it’s mentioned in the presentation but what kind of value or have you attributed any value to Esquel there is certainly some natural synergies there given your presence and your team in Argentina, I guess, is that – if you could discuss it’s role in there and I know it’s bit of a tender situation at this point in time.  But secondly, would you proceed if Meridian sold Esquel to some other party?

PETER MARRONE:  We are not engaging in this transaction in order to get access to a scale, it represents a real relatively small part of the analysis in this transaction and all the numbers that you heard 2010,

2011 and that $2.4 billion that I have referred to does not assume anything coming from Esquel at all. And in terms of your – of the value issue that you asked, Esquel is - I think on a consensus basis we calculated that the value that described to is anything from zero to $100 million plus and so really in the absence of permitting that asset has no value.  But we see it entirely as upside that is not reflected in any of the information that we have provided and its upside that we take time to manage and time to go through a process.  I won’t comment on what has been the history to it because many are familiar with the history.  Equally, I think it’s fair to say that some times when there is a new party that is involved in the synergies that you’ve described it makes it easier to be able to say we may be able to get to a different result.  And so clearly it’s something that we would want to look at because it can have significant value if it is permitted and that’s something that we would have to look at but equally it’s not something that’s immediate or not something that we need to look at the present time.

DON MACLEAN:  So if they did decide to try to create some value by selling it; it would have no impact on your offer?

PETER MARRONE:  I can’t see that it would have any – well clearly will have some impact because there is always some values that want us to describe to necessity (Ph) benefits, just option value going.

DON MACLEAN:  Right.

PETER MARRONE:  But I can’t see that it’s something in for now.

DON MACLEAN:  Okay.  That’s great.

GREG MCKNIGHT:  Don, I don’t have access to the specific numbers but what I can tell you is we are less than 30% status quo and it comes to numbers we remain static at around those levels in the short to medium term and go down slightly from there.  And part of the analysis you have to do is goes back to what David was saying earlier about how you look at Agua Rica and Alumbrera and the likely scenario is that those projects will be developed on a joint basis and the interest will be realigned in a way that makes sense for all the parties and so we will have a smaller percentage of the whole, you know, we won’t be running forward with a 100% of Agua Rica.  So there is a number of different assumptions you have to make on that and that impacts how much CapEx and everything else that would be applicable for the company going forward as well because we have had some questions about well, those not mean now that we have this project we have $2.1 billion of CapEx, the answer is no because CapEx will reduce a significantly on their combined scenario and we will only have a small part of that.  So that reduces the copper exposure from that project as well but maintains the value.  I can get back with more specific numbers but it’s you know, around 30% and remains static at those kind of levels.

DON MACLEAN:  Yeah, I guess I would have thought it would be more than that Greg.  If the market cap of the companies $9 billion or $8 billion 1.4 million ounces about where Agnico ends up and it’s about half the market cap, I guess it has some non-gold as well, relatively low cost producer, certainly the, having a negative operating costs as a bearing on things but that’s again coming from the non-gold credits more than the assets themselves.

GREG MCKNIGHT:  I am sorry Don, which company ends up with 1.4 million ounces in 2009?

DON MACLEAN:  Well, it certainly in our numbers that’s – I think that’s where Agnico is headed.

GREG MCKNIGHT:  Okay, fair enough.

DON MACLEAN:  It’s certainly not there now.

GREG MCKNIGHT:  Right.

DON MACLEAN:  But I am just looking at the size of the production relative to the either $9 billion market cap which seem to me there is fairly significant component that is non-gold within it, but I’d be – you’d be interested to get that Greg?

PETER MARRONE:  Let us get back to on that Don, but equally it’s – barely…

GREG MCKNIGHT:  30-year mine life.

PETER MARRONE:  Yeah, these are long life operations and actually that we are at a level of production of more than 950,000 ounce this year.  And so that market capitalization that you are referring to were roughly 1 million ounces – 1 billion ounces – 1 million ounces of production this year approximately with a copper components, silver component and a cash costs that would be – we didn’t say this for four but the average that I referred to of that negative cash costs of an average between now and 2010 of less than negative $1 to $2 per ounce, it will punctuate it is in the first couple of years it’s below $250 negative per ounce.

DON MACLEAN:  Right.

PETER MARRONE:  So this is significant robust cash flow that’s generated in this company.  Initially with very, very little cash costs in longer term with continuing the low cash cost not as low as the first few years but then the ramp up of production as well.

DON MACLEAN:  Right.  No question, very strong cash flow.

PETER MARRONE:  And finally with a cash position an initial cash position of $575 million on a fully diluted basis.

DON MACLEAN:  Great.  Okay.  Thank you.

PETER MARRONE:  Okay.

OPERATOR:  Your next question comes from Barry Cooper of CIBC World Markets.  Please go ahead.

BARRY COOPER:  Yeah, I got a number of question that have been answered although Peter, I would observe that basically – that you’ve got a production profile now going to 1.4 million ounces where as before I guess you are at 1 or little bit over 1 although, the number of shares outstanding is going to double.  So, I think that will be a factor in a way people look at your – look at your stock there going forward.  That aside, just wondering what can you tell us about Gualcamayo it was to come out with a feasibility this month, which is I guess today or tomorrow and I am suspecting that is not coming.  I would have thought that if there was good news, you would have put that out first before launching a bid to maximize the existing share price that you couldn’t get out of the market.

PETER MARRONE:  You know, Barry it’s a fair point and I guess, I hope I can give comfort to you and to others that that’s not the case.  Sometimes there is a market impact difference, to transactions and their parallel paths and one has to make a choice of what path you go down and one has market implications and the other does not have market implications and the one that does not have market implications in the case of Gualcamayo in other words it is not market sensitive.  You know, there is a – there is an ordinary course process, one of the earlier questions was on the permitting process for Gualcamayo and we would redetermine (Ph) reference, we are waiting for the formalities from the permitting process.

I can comfortably say to you that we have a draft on the feasibility study and that has to go through it so it’s ordinary process.  What we also like to do with the feasibility study, you may remember that the feasibility study was only on QDD, Gualcamayo was three areas of deposit and QDD is the main open-pit deposit and we are going to go with that and then an update that feasibility study by the end of September for a Amelia Ines/Magdalena which is the satellite open-pit deposit and by the end of the year the underground.

What we elected to do is to say we rather than only deliver a feasibility study on QDD that’s at a minimum deliver a scoping study for Amelia Ines/Magdalena that demonstrates to the marketplace the production profile of this company and the sustainably strong production profile at a higher grade we published into the marketplace drilling results that indicates that the extension drilling shows mineralization that the inflow drilling shows that it’s at higher grade and so we – I believe you will – I hope you will believe me that we will be able to demonstrate that Amelia Ines/Magdalena is larger than what have been represented when Viceroy owned it and it will continue to get larger.

So my decision was that we will go with the scoping study to supplement the feasibility study and that provides us some like two to three weeks time horizon and that’s what brings us to the timeframe that we have.  What I can say to you is that it doesn’t delay where we are in terms of the important issue which is being in production at Gualcamayo.  We are still on track for a startup of operations in the second half of 2008 and with the production in 2008 of between 910,000 ounces which would be one-

half of the total annualized production, the annual production will be more than 200,000 ounces in 2009.

BARRY COOPER:  So, when will we get some sort of a definitive feasibility there?

PETER MARRONE:  I would expect that we would be publishing that within the next couple of weeks and probably not later than the middle of July. And if there is any delay in that, that is ordinary course and again I emphasize ordinary course, I will be sure to make sure that we advise people as to what the timeframe is, but I can comfort you that we have not delayed this arch (Ph) of operations as a result of this what I think is a positive in completing the discussions relating to the permitting and in upgrading our information related to Amelia Ines/Magdalena.  And Barry I want to go back to something else, you said about the 1.4 million ounces and 1 million ounces and ounces per share.  I think you appreciate that not all ounces are created equal.  And so while it’s fine to say well, 1.4 million ounces versus 1 million ounces and the dilute of a fact that our shareholder would have and initially having a full 1 million ounces and now having approximately 1.4 million ounces, let’s also bear in mind that not all ounces are created equally and some ounces of production are significantly lower at than cash costs then than others.  And that’s really what we are creating here and what drives is very robust cash flows.

BARRY COOPER:  What did you assume for a growth profile for Meridian because I would have thought that given that there are no synergies, given that this is not a friendly deal that there would have been a whole host of other hostile bids that you could go out to find a much better compatible partner?

PETER MARRONE:  Well, someone should have told this or those work.  This I think is the most compelling and I think that certainly we have heard from shareholders, our shareholders and Meridian shareholders that they see that there is good fit between the companies.  It’s a geographical fit, it’s a quality asset, it’s a low cost producer and certainly with silver credits, it’s a very low cost producer.  It fits the profile that we have in terms of not only geography but the type of mine that we would have in the portfolio of the company.  So from our perspective we think that this is a quality operation and there are other opportunities that not only are as El Pinon, but also we discuss the scale on the possibilities there and there are other explorations in assets that we think that we can provide value added.

BARRY COOPER:  Do you have any secret to unlocking the key at Esquel that you feel that you have a competitive advantage?

PETER MARRONE:  No, I’d love to be more convinced, you can say that, that’s why they are kept secrets, but the truth is no one has the perfect solution.  What I can say to you is that what I understand is that it would be easier to capture that value in a new situation than in the current situation.  And it would be easier if one can go in with an approach that is – that is a new and different approach and from people that have developed credibility because they have taken that approach in the country.

BARRY COOPER:  Alright.  Okay.  Thanks a lot.

OPERATOR:  Your next question comes from John Partridge of The Globe & Mail.  Please go ahead.

JOHN PARTRIDGE:  Hi, Mr. Marrone.  I just have a couple of quick questions.  If I could tell you what they are, one, could you reiterate when you expect to have the formal offer mailed, and secondly, what are you doing to if anything to try and promote continued communications with Meridian?

PETER MARRONE:  We have an obligation in our arrangement - John with Northern Orion, we have an obligation committed within 30 days, to quit the formal offer within 30 days and frankly we believe that we might do it sooner than that we are evaluating that at this point.  And part of it will depend on whether or not we can engage in communications with Meridian and how that active those communications are and to what extent shareholders of Meridian would indicate to that Board of Directors and to it’s management that they believe that this is something that is compelling and they that this is something that they would direct or there should be direct discussions with us.  We would encourage the direct discussion.

In terms of what communications have taken place, I will continue to place calls through to the CEO of that company and I think Ed is a high quality person and I like him personally.  I hope that we can have a discussion on the back of what we’ve done, and hopefully that will continue to inspire further dialogue with his Board of Directors as well.

JOHN PARTRIDGE:  Is he taking your calls?

PETER MARRONNE:  We have had discussions up until yesterday but I’ve not placed a call through to him today, we’ve been busy with this – these events.  But I am confident saying to you that within the course of the next few days I will hope to call – I will expect to call him and hopefully he will take my phone (Ph).

JOHN PARTRIDGE:  Final question if I might; are you concerned about the possibility that other bids – competing bids may arise for Meridian?

PETER MARRONNE:  We think we’re paying a fair price and we think we are providing the best value to the Meridian shareholders and to the shareholders of the combined company.  The answer is no, I don’t’ believe – I do not believe that there is that possibility, but you know what, we are in interesting times, and from that perspective, John, someone made an observation this morning that to the extent that there is a risk that an interloper for Meridian I suppose I have to also be very candid and say that there is an equal strong risk that someone who would want to buy them on a – one of the caller said they were trading at 1.3 times net asset value and we’re trading at a multiple to cash flow that’s below the fair average.  And if that’s the case then we make a compounding purchase as well.

JOHN PARTRIDGE:  Okay.  Thank you very much.

OPERATOR:  You next question comes from John Doody of Gold Stock Analyst.  Please go ahead with your question.

JOHN DOODY:  Hi, good morning Peter.

PETER MARRONNE:  Hey John.

JOHN DOODY:  I am – it seems that there’s two major contingencies for the value of this deal as you see it to be full realized.  One is that Xstrata and Goldcorp have to agree to joint venture with Agua Rica in the early near terms so that shareholders of the new Yamana can see what the ultimate resolution is there.  And second that this would be the first hostile deal for – you’ve grown by acquisition but this would be your first hostile deal.  So it seems to me that there’s two things, two balls, major balls up in the air that haven’t been resolved yet, and I am wondering what kind of pressure is there on Xstrata and Goldcorp to come to some kind of an agreement with you guys now on Agua Rica; their mine doesn’t run out until 2016, they can wait till 2010 certainly before they make any joint venture deal?

PETER MARRONNE:  John, we think that there’s value in Aqua Rica as it stands now, and we – someone asked in a question earlier, what value do we have inscribe to it, we inscribe the value to it and it’s difficult for us than what it is for obvious reasons, but we inscribe the value called Aqua Rica and we can continue to sit on that value, but it continues to be there.  David spoke before about why this is compelling from all of the stakeholders’ perspective; let’s – I can turn to him for a moment.

DAVID COHEN:  Yeah John, I’ll just reiterate what I’ve said a bit earlier that if you look at the mine at Alumbrera and you look at the optimal time to integrate the Agua Rica or into that operation, it is the compelling time to be sitting down and talking to the stakeholders at Alumbrera and should you wait, do you miss if any significant windows opportunity to keep the metal production at levels that it’s currently at.

JOHN DOODY:  Alright.  But why wouldn’t you rap up that loose end before going ahead with this three-way merger deal so we take out that uncertainty out of the mix?

PETER MARRONNE:  Well, John its uncertainty if – yes, you could perceive it as uncertainty but on the other hand then there might be another uncertainty or perhaps there has been a higher value that one has to pay for the company.  We’re confident that Northern Orion and us if we’re then at the point of making these negotiations then it’s a cooperative process that we’re discussing in these things.  We’re confident that we’re going to be able to derive the best value for the asset that will allow the shareholders at the moment to be able to show that this was a smart transaction from Yamana shareholders’ perspective.  You asked a question about takeover bids and the hostile situations and I am not sure that I follow that one, John.

JOHN DOODY:  Well, every bid that – every deal that Yamana has done and there has been a number of them always been friendly.

PETER MARRONNE:  Yeah.

JOHN DOODY:  So, this Meridian as it appears now on your way would be a hostile bid?

PETER MARRONNE:  Well, I described it as unsolicited but not hostile and I hope that it is not hostile.  I don’t know that I can say that it is.  It is unsolicited and there’s no doubt it.  But equally it’s within the powers of the companies that are involved in this to say we don’t need to make this hostile.  We can make this very very friendly, there are compelling reasons for all shareholders to make this deal happen certainly to their shareholders as well, and so we would be delighted and encouraged to have those conversations, and as I said to the previous questioner I am more than happy to engage in those discussions.

JOHN DOODY:  But to date Meridian has said no?

PETER MARRONNE:  Meridian, I as understand it, the press release said – did not say no, Meridian has said we’ll evaluate it when a formal offer is delivered.

JOHN DOODY:  And have you talked to any Meridian shareholders, I understand Fidelity has a huge position?

PETER MARRONNE:  We have had discussions with some of those shareholders, yes, with their largest shareholders.

JOHN DOODY:  Alright.  Thank you.

OPERATOR:  Your next question comes from Bryan Long of Chesapeake Partners.  Please go ahead with your question.

BRYAN LONG:  I was wondering if you could explain the rationale behind the condition that the Northern Orion deal is contingent on the Meridian transaction closing, and really why the combination of just the two companies excluding Meridian is an attractive deal.

PETER MARRONNE:  Well, we have a – we’ve been very successful, Bryan, at developing a company, and John mentioned that it’s through acquisition.  But to be fair it’s not only through acquisition, our two largest mines come through development, we took these mines from advanced exploration to feasibility study, to construction and then to operations.  So we’ve been successful at building mines, we’ve been successful at acquiring opportunities and then integrating them into our operations.

And now well actually in the case of Gualcamayo improving on that opportunity that we’ve in construction and ultimately then operating it, but the question you asked is why not do Northern Orion alone?  And what part of the success that we’ve had is that we have had a polymetallic component to the company, we’ve had a copper component to the company and with a dominant single and with an offer or a transaction only between Yamana and Northern Orion it would increase the copper component significantly and I prefer to keep the mix at the level that we are at.

What’s unique about this transaction is that it keeps it at the level and then longer term it reduces the copper component as a percentage of the total production and it makes us even more dominantly able with the company.

BRYAN LONG:  Well, and then maybe a follow-up then for David.  You know, did you make any effort to make sure that you are maximizing value for your shareholders and really got the best deal out there for us?  Did you do any kind of a market check, you know, to make sure that somebody was or willing to pay more?

DAVID COHEN:  Well, we’ve continually been ups making sure that we are getting the best value that we can for the company.  While we haven’t gone out and undertaken the formal prices on that behalf, we’ve had other chances from various institutes out of the last – for the last eight to 12 months, and this in our opinion and the opinion of the advisors is the best transaction and the most certain transaction that we have seen presented to us.

BRYAN LONG:  Thanks.

DAVID COHEN:  Thank you.

OPERATOR:  Your next question comes from Anita Soni of Credit Suisse.  Please go ahead with your question.

ANITA SONI:  Actually, I think my question has been answered, I was curious as to – you know, if you’ve had any discussions personally with the dialing (Ph) about this transaction and you could elaborate a little more on that in terms of any kind of negotiations you have leading up to this point?

PETER MARRONNE:  We have put substantives of this proposal before, the management of Meridian, going back a few weeks ago and as you can appreciate, Anita, the difficulty is that these are market-sensitive transactions and so at some point we felt compelled to present this to – in order to protect our shareholders and Northern Orion shareholders, and frankly, also in a sense in order to make sure that the shareholders and maybe – and we are aware of the – this opportunity, we felt that things had to advance more quickly.

ANITA SONI:  Just one follow-up question; are you guys holding another mine tour, if so who is that in conjunction with?

PETER MARRONNE:  We will be holding our annual mine tour in November, we are actually debating whether or not to do something earlier than that perhaps in September with the summer season now in North America at least and in Europe.  It makes it difficult till sometime in September largely to go to Chapada in particular it would be in operations for two full quarters and we’ve never had a ribbon cutting ceremony, so our intention would be to take analysts to Chapada.  But we haven’t worked it.

ANITA SONI:  On the fact that, you know, you take – you once had – had a joint tour, where does it (technical difficulty) recently had one with Meridian and here we are?

PETER MARRONNE:  Well, I’d like to be able to see that it was a joint tour, I think what happened is that it was approximate to each other; one was back to back to the other and so some of the analysts on the tour that were at Meridian then jumped on a plane and came to visit our operations.  I think it would be a mistake – I would like to characterize it is that level of cooperation but I don’t think that it’s fair to say that we had a joint tour.

ANITA SONI:  Okay.  Alright.  Thank you very much.

OPERATOR:  Your next question comes from Jim Dordey, a Private Investor, please go ahead.

JIM DORDEY:  I was wondering if you could elaborate on the terms of this $200 million loan in the event that NTO would receive a superior offer from someone else and yet your offer for Meridian was successful exactly what would be the length of loan interest rates would – NTO gets some proportion of interest in Meridian, just how does that loan work?

DAVID COHEN:  Jim, it’s David.  I think a lot of that has been described in the press release and the investor package that’s put on the web, but effectively just in a nutshell it’s a market related loan, it’s able to be drawn by Yamana if and when they reach the 66 2/3 acceptance levels by Meridian which we’ll say at that point to effectively allows the transaction with us to close.  The financial (Ph) output jumps in and they have reached that position, they are able to continue with that loan through the experience they’re closing Meridian and its repayable 30 days after the closing on the same commercial sense.

JIM DORDEY:  Okay.  And assuming that if there were to be a superior offer we would still be obligated to pay the breakup fee to them?

DAVID COHEN:  Yes.  Yeah.

JIM DORDEY:  And what if the NTO shareholders were to reject this deal would the breakup fee still be out?

DAVID COHEN:  If our shareholders rejected the deal, yeah.

JIM DORDEY:  And, I’m particularly in, I’ll tell you, I have shares in both AUY and NTO, but I’m very interested in this so 150 long-term copper price around, I have to tell you, I’m – and that’s probably extremely low personally and I know there’s a lot of other people, we have a lot of expertise that would think it’s extremely low and as you well know I have great respect for your opinion of copper prices, but is that really what the Board of Directors, the management of NTO believes as a long-term value of copper?  And I would just preface with one item if you look at per capita consumption in India and China versus anywhere else in the world, there’s still considerably lower than is going to be likely several years from now.

DAVID COHEN:  Jim, I think we’ve spent a lot of time, a little more than rang calls talking to you on the copper price going forward, the market consensus is just under $1.30 and we have to be mindful of what the analysts and the market is bearing in mind.  One thing to also take into account that should the copper cost be higher which we obviously would all have that’s beneficial to all the shareholders, the way the deal is structured well the continuous shareholders in the near month.

PETER MARRONNE:  And if I am able to suggest, Jim, Yamana also has a copper component to – so to the extent that copper prices are higher than from our perspective as it relates to Northern Orion and Yamana, and that’s really what you think about this deal as it relates to Northern Orion and Yamana, I would really wouldn’t change the complexion of the ratios.

JIM DORDEY:  Yeah, but what the real problem with this deal though is that – and again it’s hard to assess the critical risk of – I wonder how much that played in this too, but the – apart from those Agua Rica is obviously an extremely well cost mine, and its copper prices are to be higher than they are today then the value to be realized by NTO shareholders is likely much less and they would be under this deal, I mean it would be much higher than under this deal.  And I’m just telling you candidly that’s what’s going through my mind and at some point I’m going to have this figure this out I’m somewhat perplexed but that might be because I’m more optimistic about copper than I am about gold so I don’t know if you want to comment any further but..

DAVID COHEN:  Then why don’t we talk later offline in a bit more detail.

JIM DORDEY:  Okay, thank you

DAVID COHEN:  Thanks.

OPERATOR:  Your next question comes from John Terill of Terill and Company.  Please go ahead with your question.

JOHN TERILL:  Hi Peter, our firm’s coming to the transaction as NTO shareholder also due to our desire to have the exposure to copper, but you mentioned earlier in the call and just a few minutes ago you mentioned that you want to maintain a bigger percentage exposure to gold and you mentioned that your personal outlook is for a perfect storm for the demand and price of gold; can you talk about that just for a couple of minutes for me?

PETER MARRONNE:  John, I am happy to.  I want to start by saying that it’s always difficult to predict commodity prices and if I were really, really good at it, I’m sure – I would be doing other things in my life.  But if we look at – the caller before talked about – Jim talked about what’s happening in India and China.  And it’s not some of the consumption side with respect to a metal that is a consumable metal.  But there is also as result of all of that a wealth effect that is developing in a wealthy environment like India, China, Brazil the other parts of the developing world, normally there’s a tendency in those circumstances to buy things and including in buying things as jewelry.

Added to that, that historic wealth becomes important and diversification and risk protection becomes important and so purchasing gold as a hedge becomes important.  Then after that we are in an environment where I think there continues to be weakening of the currency in United States at least longer term and in intermediate term I wouldn’t suggest that I would be able to predict it over the course of a day or a couple of weeks or a few weeks but I think that its fair to say that we are – budget and trade deficits, consumer debt with the housing market at the level that it is at, I think it’s fair to say that longer-term there should be an incentive for the US dollar to continue to go down and that normally is good for gold price.

And then finally added to that, though while I think it’s interesting for – and we as North Americans I think share this more than Europeans and in other parts of the world.  Its interesting as North Americans to say that inflation is manageable and that is under control but the reality is that we are in an environment with roughly $70 per barrel oil prices we’re in an environment where the other commodities have gone up in price, we’re in an environment where we are into inflationary pressures.  And in other parts of the world outside of the Unites States and Canada we see that in spades.

And so on that basis in an inflationary environment normally we have that’s good for hard assets and that particularly good for gold as counter as a hedge toward inflationary pressures.  We’re into an environment with geo-political issues and that’s not getting any better.  So if we factor all and supply and demand, I mean there is not the level of supply coming into the marketplace for gold as compared to demand.  So when we look at it from all of those perspectives, it seems to me that we are in this perfect storm of events where gold price will be sustainable at this level and will go at a higher levels.

And finally if I can comment on the fall, I mean I believe that cycles are forever and I believe that cycles continue into perpetuity.  We had copper price go from $0.70 per pound to $3.70 per pound and that was still trading around $33.30 and $33.40 per pound.  We’ve see gold go from $250 per ounce but it’s going to $650 per ounce.  I cannot fundamentally believe that that’s the upside of the gold price when there has been such significant movement in the other metals.

JOHN TERILL:  Peter, I’ve read where Central Bank is selling of gold, may be coming to and end; do you have any comments or any feel for that?

PETER MARRONNE:  I wouldn’t be close enough to it to be able to say that.  Historically someone commented to the other day that they – that historically Central Bank sell at the bottom of the market and they’re not selling when the copper – when the market is rising.  So if that’s true that it’s coming to an end that it suggests to me that the market is going up and not going down.

JOHN TERILL:  Thank you.

PETER MARRONNE:  Thanks John

OPERATOR:  Your next question comes from Jeffery Schwarz of Metropolitan Capital.  Please go ahead with your question.

JEFFERY SCHWARZ:  Good morning gentlemen.  By this point its good afternoon.  I want to understand a little bit more how this $200 million loan obligation on the part of Northern Orion plays into the notion that that you’re really only interested in a three-way deal, and yet the – that obligation continues in place the way you’ve described it even if Northern Orion winds up getting in the unlikely case that someone bids for and buys Northern Orion, that would seem to leave an outcome of this being, as of Yamana only buying Meridian which is something that you seem to say you are not so interested in doing. So I am wondering what the reason is for that $200 million loan obligation continuing even if it will not be a three-way transaction and perhaps that’s a related or follow-up question…

++

As a related or follow-up question that means that the obligation to begin, the offer that you are obligated to begin within 30 days for Meridian as a friendly deal doesn’t been signed up, does that mean that that offer will not have as a condition to it the conformation of the Northern Orion transaction?

PETER MARRONE:  Well let me start off by saying that I didn’t say that it would not be – I said that the transaction between the two companies alone, Meridian, Yamana would not be as compelling, not that that it wouldn’t be – I think I also described as itself a good transaction but it might be not as a good a transaction.  But perhaps, Jeff if I can turn it this way.  Rather than looking at it from the perspective why would the loan survive, I think perhaps the way to look at it is why would they have agreed to make the loan in the first place and I think the reason for that is because they saw this as an opportunity to be able to complete a three-way transaction, they saw that it would be possible to do that and they saw that it was compelling enough to shareholders to say, we agree and this makes sense.  And so they agreed that even in the remote possibility that our business combination transaction did not work for whatever reasons shareholders decided not to vote in favor of it and they saw that that moment should stay there.  So I look at it more from the perspective of commitment to the transaction rather from a perspective of why would one do it if the transaction didn’t succeed.  This is the closest that we can come to two companies saying we can offer something for a third company and so what we had to do is in order to fit it within certain requirements what we had to do is, we had to look at it from the point of view of offering to one and offering to the other.

JEFFERY SCHWARZ:  Okay.  So, Peter if I understand correctly what you are saying that while the merger between Yamana and Northern Orion is will be contingent on the confirmation of the Yamana’s purchase of Meridian that the Yamana’s purchase of Meridian is not contingent on its confirmation of the transaction with Northern Orion.

PETER MARRONE:  No, we are bound, we do not have any – we don’t have any ability to exit the deal with Northern Orion nor you may have heard when Greg made his presentation on the deal terms, you may have heard that there is no break fee paid by us to Northern Orion largely because we don’t have the ability to walk away from that deal.  So, we made a firm commitment to Northern Orion to do that deal that is subject only to the completion of the Meridian deal as well.  So, we can’t walk away from it, take a hypothetical example of an interloper coming in and making a bid for Yamana, if that occurred they have to honor the obligation that we have to Northern Orion to continue with that purchase and to make the bid to Meridian.

JEFFERY SCHWARZ:  So, the transaction with Northern Orion is not contingent on the Yamana shareholder approval?

PETER MARRONE:  That’s correct.

JEFFERY SCHWARZ:  Okay and is the – the transit, the offer that you will make to Meridian is that also not contingent on the Yamana shareholder approval?

PETER MARRONE:  That’s correct as well.

JEFFERY SCHWARZ:  Okay.  Thank you very much.

PETER MARRONE:  Thank you.

OPERATOR:  Your next question comes from Richard Gray of Blackmont Capital.  Please go ahead.

RICHARD GRAY:  Hi, guys most of them have been answered, I guess one question I do have is, if you were to integrate Agua Rica into Alumbrera mine plan kind of post 2010, what’s the kind of latest you go on that to get things rolling?

PETER MARRONE:  You really have to start almost immediately.

RICHARD GRAY:  Immediate, okay.  All right that’s my question.  Thanks very much.

PETER MARRONE:  Thanks you.

OPERATOR:  Your next question comes from Sohail Yousus of Brencourt Advisors.  Please go ahead.

SOHAIL YOUSUS:  Yeah, actually most of my question has been answered just a quick question, do you have any – owe any shares of Meridian or does Northern Orion have any shares of Meridian?

PETER MARRONE:  Sorry, who you are asking?

PETER MARRONE:  Neither company does.  We do not have any share purchased in Meridian or Northern Orion?

SOHAIL YOUSUS:  Okay.  Thank you.

OPERATOR:  Your next question comes from David Shapiro of Aegis.  Please go ahead.

DAVID SHAPIRO:   Hi guys, I guess I have a question for Mr. Cohen.  Just wondering why such high termination penalties were put on this deal and relation toward normal M&A activity goes off but these are around 2%, 3%, 4% may be at most given the fact that your negotiations with Xstrata or possibly in negotiations with them, why, you know, put such an onerous penalty here on the shareholders and not give these up in negotiations a chance to materialize?

DAVID COHEN:  David, a couple of things, I think in the world the break fees today and you brought Xstrata up, we are significantly below the average break fee, this break fee is less than 2% or around 2% to the value of the transaction to an average break fees on the 3% to 4 % range and expect the Xstrata just done one that close that break fee off substantially, almost double there.

DAVID COHEN:  I think the agreement with the Yamana was to put a break fee that was of on risk this and is not restricted but is something that is meaningful and it should be in lower end of the range with respect to where Northern Orion but does not impact to any significant extent our discussion with another party and it certainly doesn’t impact our discussions on the joint venturing of Alumbrera and Agua Rica because that holds within this transaction.

DAVID SHAPIRO:  I also believe if I didn’t miss you earlier, Peter said something about, well you know these negotiations with Xstrata are not successful and this is something of course that, you know, the Northern Orion shareholders approved this merger that you could probably sell the property interest anyway for about the same price as what they are purchasing Northern Orion for, I mean a comment like that, I guess just proves out to me as Northern Orion shareholder that, you know, perhaps we are not really given the upside optionality in the potential property.

PETER MARRONE:  I think to be fair though, David what I had said is that and I was asked to question what would you do if – if the following happens so I was addressing the contingency, I don’t expect that we would be selling this asset, but I think what I said is that my expectation and my believe is that we would be able to sell it for the value that we ascribed to it when we did in a high calculation of our expected valuation for Northern Orion not for the total value of Northern Orion.

DAVID SHAPIRO:  For the Agua Rica property itself you mean.

PETER MARRONE:  Yeah, we conducted an analysis of what we thought the value of Northern Orion was and we ascribed a value for their assets and we look at Agua Rica and what I was trying to say is that on the down side scenario we would be able to sell Agua Rica at the value that we have ascribed to it our internal analysis to determine whether or not this was a prudent deal for Yamana.

DAVID SHAPIRO:  Okay.  And then the internal analysis, then it seems to me and maybe your internal analysis, put a very, very little weight on the combination and really you ascribed the value that was without a combination, I mean…, is that fair to say?

DAVID COHEN:  I think you maybe misunderstanding what we said earlier.  What we are just saying and I think what was asked earlier was if the Agua Rica Alumbrera does not go through in the integration case and Agua Rica for whatever reason and I guess metal price or something greatest to the extent that Agua Rica could not be moved forward in that way how would they deal with it .  So Northern Orion as it stands today will be in exactly the same position at that point if we could not do a deal where we integrate the two operations we would have to re-evaluate how we go forward on a standalone basis or whether it’s something that given the asset transactions that have happened with Asia whether there is value in actually selling that asset at that time.  So, it doesn’t change the value proposition from a Northern Orion shareholders perspective.

DAVID SHAPIRO:  Okay.  Also, are there any thoughts on a hedging base, any thoughts with the copper prices where they are and given the material value of that can be realized from at least Northern Orion asset mix and other copper assets, is there any thought to putting in some long forward sales, I know, it is the most liquid market a year or two out but what are management thoughts going forward based on that?

PETER MARRONE:  The best thing I can at this point is, David, we have had similar copper in our own operations.  We will evaluate that, it is something that needs to be looked out but right now we are focusing and concentrating on getting this deal completed.  It is something that we will have we will want to look at but not something that’s immediately going with that.

DAVID SHAPIRO:  Okay.  Thank you and that’s all my questions.

PETER MARRONE:  Thank you

DAVID COHEN: Thanks sir

OPERATOR: your next question comes from Nawojka Wachowiak BMO Capital Markets.  Please go ahead.

NAWOJKA WACHOWIAK :  Good afternoon, I would like to hear just one more question to get back to the negotiations with the Alumbrera JV, if I understand it correctly, and correct me I am wrong, the infrastructure is suppose revert back to the government entity at the end of the mine life.

++

How is the government or has the government been involved at all in the negotiation process this far?

PETER MARRONE:  They are one of the stakeholders at Alumbrera and as a result would be involved in any discussions that go down there as partners you know.

NAWOJKA WACHOWIAK:  So have you been able – have you gone to that point where there is – that you are all at actively at the table?

PETER MARRONE:  I am not going to get into the details of where we are at, other then to say, you know, we cannot move this thing forward and yes everybody is in agreement, so you can read into that but we are obviously talking to people.

NAWOJKA WACHOWIAK:  Okay.  Thank you very much.

PETER MARRONE:  Thanks.

OPERATOR:  Your next question comes from Stephen Kibsey of CDP Capital.  Please go ahead with your question.

STEPHEN KIBSEY:  Yes, Peter, can you just clarify that for me in the case where Northern Orion, let’s say, there is a much superior bid and it gets taken out, will you peruse Meridian Gold on you own with the Yamana Gold on its own just peruse Meridian Gold, if that happen?

PETER MARRONE:  Stephen, I think as you can appreciate, Brain mentioned earlier that we’ve been successful at prior business combinations and John mentioned – John Doody mentioned that we have been successful at least in part in terms of our corporate strength and been able to make a significant and hopefully you’ll agree we made smart acquisitions.  To be able to continue that, I think clearly we have to always maintain flexibility, I don’t foresee it, but to the extent that if I could pick up on your point if somebody would have make that hypothetical event happen, where Northern Orion is taken by some other company, we would maintain flexibility that continues to provide value for shareholders then we would clearly need to look at and likely pursue a continuing transaction involving our purchase of Meridian.

STEPHEN KIBSEY:  Okay.  Thank you, Peter.

PETER MARRONE:  Thanks Stephen.

OPERATOR:  Your next question comes from David Christie of Scotia Capital.  Please go ahead with your question.

DAVID CHRISTIE:  Hi guys.  Most of my questions have been asked but to – just on the copper hedging you guys have been doing at Yamana, will you continue that with the new Co?

PETER MARRONE:  Yeah David, as we’d – it’s something that clearly we will look at, I think the important point right now is to focus on this acquisition and to focus on the integration of operations.  It would be a mistake I think just to talk about hedging copper these are the – these operations because we don’t own them yet but certainly that’s something that we will continue to monitor and we’ll continue to take a look at, and it is something that I think is important to continue to look at.  We are dominantly a gold company and as some of our shareholders have said and I think its very prudent way to look at it to the extent that one can mitigate some of the risks by hedging some of the other commodities and clearly that’s something that needs to be looked at, monetizing some of those other commodities.  But equally we’ve always – if you look at the copper hedging that we’ve done we’ve always tried to maintain again flexibility and tried to maintained our safety.  We hedged copper in 2007, but we also bought coal price 2007 that allowed us to be able to get all the upside above the coppers.  So, it’s a little like having your cake and eating it, and if we have to do something we would do something like that.

DAVID CHRISTIE:  So, for the reason I am asking if more on the silver side for Meridian what would you do with that stuff?

PETER MARRONE:  It’s a very, very good question, clearly that’s something that we would have to look at and I think it’s fair to say that in a standalone situation where it’s one producing mine and its applied as byproduct credits, flexibility is not as significant.  But in a combined operation and there is considerably more flexibility and what one can do with so called independently applying over the byproduct credit is, credit creates more opportunities and further we would (indiscernible) those opportunities.

DAVID CHRISTIE:  And one more question.  You said that you talked to Meridian, I guess, two-weeks ago or something.  Have you talked to them at all in the past year before that, like how many discussions have you had?

PETER MARRONE:  We had some previous discussions that they would – at best I would characterize them as informative and meet and greet and over trip.

DAVID CHRISTIE:  Okay.  And you’ve indicated that Xstrata and Goldcorp and Northern Orion are in discussions of some sort now with respect to Agua Rica?

PETER MARRONE:  We’ve indicated that there a discussions going on at technical evaluation level at this point between ourselves and some of the parties at Alumbrera.

DAVID CHRISTIE:  Okay.  Thank you.

PETER MARRONE:  Thanks David.

OPERATOR:  Your next question comes from Kyle D’Silva of Blackmont Capital.  Please go ahead with your question.

KYLE D’SILVA:  Good afternoon gentlemen.  Just in terms of lock-up agreements with NTO shareholders, are there any existing at this point in time any large existing shareholders or even management?

PETER MARRONE:  We have support agreements and lock-up agreements with management and board of directors, but similar to Yamana Northern Orion is very broadly held and as you appreciate fund managers only don’t lock themselves up into these types of situations.  So we are relying entirely on what I think is the point here which is that we have a compelling deal and we are hopeful that the shareholders in Northern Orion will see that and will be supported of the deal.  And the same ways we believe that Meridian shareholders will be supportive then the Yamana shareholders will be supportive.

KYLE D’SILVA:  Okay.  And just in terms of the percentage of outstanding shares that managements holds that is going to be locked-up or is in support of this, is there a figure there?

PETER MARRONE:  I don’t have the exact number with me at all Kyle, but we can get that back to you.

KYLE D’SILVA:  Okay.  Thank you very much.

PETER MARRONE:  Thank you.

OPERATOR:  Your next question comes from Brian Christie of National Bank Financial.  Please go ahead.

BRIAN CHRISTIE:  Yeah, this one is follow-up guys.  Will there be a Yamana shareholder vote on either the Northern Orion or the Meridian, Peter?

PETER MARRONE:  No, there won’t, Brian.

BRIAN CHRISTIE:  Okay.  Thank you.

OPERATOR:  Your next question comes from Anita Soni of Credit Suisse.  Please go ahead.

ANITA SONI:  Yeah.  I just had a follow-up question, kind of like Brain’s.  Can you just go over the timing for the closing of the Northern Orion transaction, and, you know, I think its...it was a kind of arrangements and what kind of approval from Northern Orion shareholders David if any will be required in terms of percentage of?

DAVID COHEN:  We will coincide our shareholder vote, well, at Northern Orion we will coincide of shareholder vote with – on this transaction with the timeframe for the offer to Meridian and to the extent that there are any extensions required on that although I don’t foresee it, then clearly that would impinge on the Northern Orion shareholders vote, is all the required thresholds approval is at two-third’s of the shares in attendance at the meeting and my view on timing Anita frankly is really dependent on a willingness on the part of Meridian which I genuinely hope that people will say this make sense, a willingness on their part to say let’s have a consensual transaction, because then it can complete within a period of perhaps 60 days, otherwise I would anticipate that it would be anything from 60 to perhaps 100 days.

ANITA SONI:  Okay.  So – it’s expected that a decision will come back on the integration of Agua Rica and Alumbrera before the Northern Orion vote goes through.

DAVID COHEN:  I don’t know if we could say that categorically.

ANITA SONI:  Okay.  So then if Northern Orion shareholders then, you know, both favor that and positive comes out and then the break fees, you know, basically, you know, the break fee…

PETER MARRONE:  You know, Northern Orion shareholders vote in favor of it, it’s done deal, at that point and then…

ANITA SONI:  It wouldn’t matter whether or not?

PETER MARRONE:  Yeah, that’s right we’ve been at middle point.

DAVID COHEN:  We’ve been completed this combination Anita, through it.

ANITA SONI:  Right, thank you.

PETER MARRONE:  Okay.  Thank you.

OPERATOR:  Mr. Marrone, there are no further questions at this time, please continue.

PETER MARRONE (CHAIRMAN AND CHIEF EXECUTIVE OFFICER)

Ladies and gentlemen, thank you very much for participation and hope we’ve give you a good indication of what this transaction is about.  I did want to again reiterate that there is a formal presentation that is on our website and on the Northern Orion website that describes this transaction and it’s called “A Transforming Combination” and has the logos of the three companies and that’s how you would identify it.

We would encourage all the participants on this call to take a look at that presentation and should do you have any questions that derived from that presentation we are more than happy to have a discussion with you.  So thank you very much.

OPERATOR:  Ladies and gentlemen, this concludes the conference call for today.  Thank you for participating, you may now disconnect your lines.

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